UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ________________

Commission File Number: 1-14465

IDAHO POWER COMPANY
EMPLOYEE SAVINGS PLAN

(Full title of Plan)

IDACORP, Inc.
1221 W. Idaho Street
Boise, ID  83702-5627

(Name of issuer and address of principal executive office)

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AND EXHIBITS:
Page
Financial Statements of the Idaho Power Company
Employee Savings Plan as of and for the Years Ended
December 31, 2008 and 2007:

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-12

Supplemental Schedule as of December 31, 2008:

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held
at End of Year)	13

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974 have been omitted because they are not applicable.

Signatures	14

Exhibits:

Index	15

23 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Fiduciary Committee and Participants of
Idaho Power Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Idaho Power Company Employee Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte& Touche LLP

June 25, 2009

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007

INVESTMENTS – at fair value:
Participant-directed	$224,280,146	$289,496,658

RECEIVABLES:
Participant contributions	574,879	474,885
Employer contributions	244,010	199,331
Total receivables	818,889	674,216

NET ASSETS AVAILABLE FOR BENEFITS	$225,099,035	$290,170,874

See notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

CONTRIBUTIONS:
Participant contributions	$12,813,085	$12,629,038
Employer contributions:
Cash	3,356,691	3,001,658
IDACORP common stock	1,761,445	1,806,838

Total contributions	17,931,221	17,437,534

INVESTMENT (LOSS) INCOME:
Net depreciation in fair value
of investments	(76,639,773)	(3,497,212)
Dividends and interest	9,266,574	15,675,259

Net investment (loss) income	(67,373,199)	12,178,047

DEDUCTIONS:
Benefits paid to participants	15,598,653	15,745,178
Administrative expenses	31,208	13,657

Total deductions	15,629,861	15,758,835

(DECREASE) INCREASE IN NET ASSETS	(65,071,839)	13,856,746

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	290,170,874	276,314,128

End of year	$225,099,035	$290,170,874

See notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007

1.     DESCRIPTION OF THE PLAN

The following brief description of the Idaho Power Company Employee Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan Document for more complete information.

General - The Plan is a defined contribution plan covering all employees (full-time, part-time and temporary) of IDACORP, Inc. (IDACORP) and its participating subsidiaries (the Company), including Idaho Power Company (the Plan’s Sponsor and the Plan Administrator), as allowed under Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan Administrator’s Fiduciary Committee controls and manages the operation and administration of the Plan.  Mercer Trust Company (Mercer) is the trustee of the Plan.

Effective January 1, 1998, the Plan was amended and restated.  This amendment and restatement converted the Plan into an employee stock ownership plan, which allows participants the option of obtaining distributions in the form of cash or common stock of IDACORP.  Effective January 1, 2002, the Plan was amended and restated to allow the Plan Administrator to distribute the quarterly dividend on shares of IDACORP stock (the dividend pass-through feature) to electing participants in the Plan.  Employees eligible to participate in the Plan may enroll on their hire date; however, matching contributions are only vested upon completion of twelve months of employment.

Contributions - Eligible employees may participate in the Plan by contributing to the Savings Feature (after-tax) or the Deferred Feature (before-tax) of the Plan.  Following the April 1, 2006 amendment, employees are also permitted to contribute after-tax dollars to a Roth 401(k) Feature.  The participant may elect to contribute to any or all features up to 100 percent of eligible pay, as defined in the Plan, subject to certain IRC limitations.  The Company makes a matching contribution for the participant in an amount equal to 100 percent of the participant’s first 2 percent of eligible pay contributed to the Plan and 50 percent of the next 4 percent of eligible pay contributed to the Plan.  Participant contributions in excess of 6 percent of eligible pay are not matched by the Company.  Participants may also contribute certain rollover contributions from other plans.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers 10 ready-mixed portfolios, 25 core mutual funds and IDACORP common stock as investment options for participants.  A self-directed brokerage account option is also available to allow participants to select investment options not specifically offered by the Plan.

Vesting - Match contributions are vested only for participants that have completed twelve months of service.  Matching contributions that are forfeited may be used to reduce the Company’s matching contribution in subsequent years following the year in which the forfeiture arose.  Matching contributions of $2,556 and $2,679 were forfeited during the years ended December 31, 2008 and 2007, respectively.  No previously forfeited matching contributions were used to reduce the Company’s matching contribution during 2008.  Previously forfeited matching contributions of $2,425, consisting of the 2006 forfeitures of $2,402 plus earnings thereon, were used to reduce the Company’s matching contribution during 2007.

Payments of Benefits and Withdrawals - Benefits are payable upon a participant’s disability, termination of employment or death.  In the event of disability or termination of employment, benefits are distributed when the participant elects to receive a distribution, which may be in the form of a lump sum distribution or monthly, quarterly, semi-annual or annual installments, or when the participant is required to take a minimum distribution as defined by the IRC.  Upon death of a participant, a beneficiary who is not a surviving spouse may take a lump sum distribution or elect an installment form of payment (monthly, quarterly, semi-annual or annual) for a payment period of up to five years.  A beneficiary who is a surviving spouse may take a lump sum distribution, elect an installment form of payment (monthly, quarterly, semi-annual or annual) or remain in the Plan, subject to the mandatory minimum distribution requirements of the IRC.  Notwithstanding the above, in the event of death, disability or termination of employment, for account balances of $1,000 or less, a lump sum payment will be made automatically.  Persons otherwise entitled to a distribution under the Plan may elect to make partial withdrawals at least quarterly in accordance with procedures determined by the Plan Administrator.

The Plan permits in-service withdrawals from the Deferred and Rollover Features to be made (1) by participants who have incurred a hardship (as defined in the Plan) or (2) as frequently as once per calendar quarter by participants who have attained age 59 ½.  In-service withdrawals also are permitted with respect to a participant’s after-tax contributions invested in the Savings Feature as frequently as once per calendar quarter.  In-service withdrawals are permitted from the Roth 401(k) Feature if they are qualified distributions.

Participant Loans - Under certain circumstances participants may borrow against their account balances.  The maximum amount of the loan is the lesser of (1) 50 percent of a participant’s account balance (including amounts contributed to the Roth 401(k) Feature and amounts invested in the self-directed brokerage account), (2) $50,000 reduced by a participant’s highest outstanding loan balance during the previous 12 months, and (3) the total market value of a participant’s account that is not invested in the self-directed brokerage account and not contributed to the Roth 401(k) Feature.  The interest rate on participant loans is set at the prime rate on the first business day of the month in which the loan is requested, plus one percent.  The interest rate will remain fixed through the duration of the loan.  All loans must be repaid within five years except for loans for the purchase of a primary residence, which have a maximum repayment period of ten years.  Principal and interest are paid through payroll deductions.

Participant Accounts - Individual accounts are maintained for each Plan participant for each Plan feature, as applicable.  Each participant’s accounts are credited, as applicable, with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings and are charged with withdrawals and an allocation of Plan losses, and as applicable, any administrative expenses.  Gains and losses on investments are allocated to participants’ accounts based upon relative fund account balances at regular valuation dates specified by the trustee of the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits - Benefits are recorded when paid.  There were no participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2008 and December 31, 2007.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value and quoted market prices are used to value investments.  Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Participant loans are valued at the outstanding loan balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan’s Sponsor, as provided in the Plan Document.  Plan participants who have a brokerage account, as described in note 1, pay an administrative expense of $25 per quarter.

New Accounting Pronouncements - The financial statements reflect the prospective adoption of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), on January 1, 2008 (see Note 4).  SFAS 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements.  The adoption of SFAS 157 had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

3.     INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31 were as follows:

2008
IDACORP, Inc. Common Stock	$45,974,222
Dreyfus Treasury Prime Cash Management Fund	38,986,099
Dodge & Cox Income Fund	25,143,657
Vanguard Institutional Index Fund	19,331,116
Harbor Capital Appreciation Fund	12,118,110
T. Rowe Price Equity Income Fund	11,966,400
All other investments	70,760,542

Total investments	$224,280,146

2007
IDACORP, Inc. Common Stock	$52,666,651
Putnam Money Market Fund Class A	31,384,636
Dodge & Cox Income Fund	29,810,210
Vanguard Institutional Index Fund	28,362,740
T. Rowe Price Equity Income Fund	18,815,989
Harbor Capital Appreciation Fund	15,413,012
All other investments	113,043,420

Total investments	$289,496,658

During the years ended December 31, 2008 and 2007, the Plan’s investments appreciated (depreciated) (including realized and unrealized gains and losses) in value as follows:

	2008	2007
Mutual Funds - Blend	$(18,426,149)	$1,167,123
Mutual Funds - Growth	(24,447,238)	3,783,375
Mutual Funds - Income	(2,726,351)	66,267
Mutual Funds - Value	(21,524,245)	(3,382,629)
Mutual Funds - Target Date	218,653	-
Brokerage Securities	(1,293,159)	14,569
IDACORP, Inc. Common Stock	(8,441,284)	(5,145,917)

Net depreciation	$(76,639,773)	$(3,497,212)

4.    FAIR VALUE MEASUREMENTS

In accordance with SFAS 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs.  Assets and liabilities are classified in their entirety based on the lowest level (Level 3 being the lowest) of input that is significant to the fair value measurement.  The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements
	at December 31, 2008, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

IDACORP, Inc.
Common Stock	$45,974,222	$-	$-	$45,974,222
Mutual Funds	172,760,314	-	-	172,760,314
Brokerage Securities	2,611,908	-	-	2,611,908
Participant loans	-	2,933,702	-	2,933,702

Total	$221,346,444	$2,933,702	$-	$224,280,146

5.    PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would immediately become 100 percent vested in their accounts.

6.     FEDERAL INCOME TAX STATUS

The Company received a determination letter, dated August 1, 2001, from the Internal Revenue Service stating that the Plan, as amended, is qualified under Sections 401 and 501 of the IRC.  The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt.  Participants in a qualified plan are not subject to income taxes on Company contributions or dividend income allocated to their accounts until a distribution is made from the Plan.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  Dividends paid under the dividend pass-through feature (Note 1) are considered taxable income to the participant in the year received.

7.     RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam Investments, which was owned by Marsh & McLennan, the parent company of Mercer.  Mercer is the trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.  On August 3, 2007, Marsh & McLennan sold its interest in Putnam Investments to an unrelated buyer.

At December 31, 2008 and 2007, the Plan held 1,561,094 and 1,495,362 shares, respectively, of common stock of IDACORP, Inc., the parent company of the sponsoring employer, with a cost basis of $45,247,505 and $43,222,968, respectively.

During the years ended December 31, 2008 and 2007, the Plan recorded dividends earned from IDACORP of $1,843,976 and $1,818,971, respectively.

8.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the
financial statements	$225,099,035	$290,170,874

Deemed distributions to participants	(79,539)	(67,679)

Net assets available for benefits per
the Form 5500	$225,019,496	$290,103,195

The following is a reconciliation of the decrease in net assets per the financial statements to the Form 5500:

Year ended
December 31, 2008

Decrease in net assets per the financial statements	$(65,071,839)

Less: Deemed distributions to participants at
December 31, 2008	(79,539)
Add: Deemed distributions to participants at
December 31, 2007	67,679

Net loss per the Form 5500	$(65,083,699)

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

			(d)	(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	Cost**	Value
*	IDACORP, Inc.	Common Stock		$45,974,222
	Dreyfus	Dreyfus Treasury Prime Cash Management Fund		38,986,099
	Dodge & Cox Funds	Dodge & Cox Income Fund		25,143,657
	Vanguard	Vanguard Institutional Index Fund		19,331,116
	Harbor Funds	Harbor Capital Appreciation Fund		12,118,110
	T. Rowe Price	T. Rowe Price Equity Income Fund		11,966,400
	Pimco Allianz Investments	Allianz NFJ Small Cap Value Institutional		10,334,336
	Vanguard	Vanguard Balanced Index Fund		7,157,348
	AIM Investments	AIM International Growth Fund		6,712,807
	Vanguard	Vanguard Total Bond Market Index Fund		6,124,250
	Artisan Funds	Artisan International Fund		5,329,468
	AIM Investments	AIM Small Cap Growth Fund		4,798,949
	Dimensional Fund Advisors	DFA International Value Portfolio		3,944,428
	Loomis Sayles	Loomis Sayles Mid Cap Growth Fund Institutional		3,424,425
	Causeway Funds	Causeway International Value Fund		3,203,884
	Putnam Investments	Putnam Equity Income Fund		2,843,981
	Brokerage Account	Brokerage Securities		2,611,908
	Pimco Allianz Investments	PIMCO Commodity Real Return Strategy Fund		1,806,470
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2015		1,517,678
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2020		899,812
	Dimensional Fund Advisors	DFA International Small Company Portfolio		846,101
	Putnam Investments	Putnam Global Income Trust		830,268
	Putnam Investments	Putnam High Yield Trust		773,871
	Payden Funds	Payden Short Bond Fund		677,421
	Vanguard	Vanguard Total International Stock Index Fund		599,576
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2025		586,852
	Vanguard	Vanguard Small Cap Index Fund		513,419
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2010		478,370
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2035		319,920
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2030		305,887
	Harding Loevner Funds	Harding Loevner Emerging Markets Portfolio		261,259
	Artisan Funds	Artisan Mid Cap Value Fund		255,094
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2040		234,918
	Vanguard	Vanguard Mid Cap Index Fund		215,742
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target Today		116,798
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2045		88,748
*	Mercer	Pending Account		6,808
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2050		6,044
*	Participant Loans	Interest rates 5% - 10.5%		2,854,163

				224,200,607
				$

*Denotes a permitted party-in-interest with respect to the Plan

**Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, Idaho Power Company, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Idaho Power Company
Employee Savings Plan

By:  /s/ Darrel T. Anderson
Idaho Power Company, as Plan Administrator, by Darrel T. Anderson, Senior Vice President – Administrative Services and Chief Financial Officer

Date:  June 25, 2009

EXHIBIT INDEX

Exhibit Number	Exhibit

23	Consent of Independent
Registered Public Accounting Firm